Live Oak Crestview Climate Acquisition Corp.

40 S Main Street, #2550

Memphis, TN 38103

April 2, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Live Oak Crestview Climate Acquisition Corp.

Registration Statement on Form S-1

Filed March 4, 2021

File No. 333-253895

Ladies and Gentlemen:

Set forth below are the responses of Live Oak Crestview Climate Acquisition Corp. (the “Company”, “we”, “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 31, 2021, with respect to Registration Statement on Form S-1, File No. 333-253895, filed with the Commission on March 4, 2021. The Company has filed Amendment No. 1 to the Registration Statement (the “Registration Statement”), together with this letter, via EDGAR submission.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified.

Registration Statement on Form S-1

Summary, page 1

1.	Please identify the affiliate of Crestview that is a managing member of your sponsor here and in the principal stockholders table and describe the nature of the affiliation.

RESPONSE: The Company respectfully advises the Staff that the Company has revised the disclosure on pages 1 and 132 of the Registration Statement in response to the Staff’s comment.

Founder Shares, page 19

2.

We note your disclosure regarding the percentage of public shares sold in the offering that would need to be voted in favor of an initial business combination in order to have the initial business combination approved. Please also include disclosure here, and elsewhere where you discuss the percentages, that it is possible that no votes from other

Securities and Exchange Commission

April 2, 2021

public shareholders would be required to approve your initial business combination if the anchor investor purchases units and votes them in favor of the business combination, as disclosed at page 83, under “Related Party Transactions.”

RESPONSE:    The Company respectfully advises the Staff that the Company has revised the disclosure on pages 20, 28, 37, 102, and 140 of the Registration Statement in response to the Staff’s comment.

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Securities and Exchange Commission

April 2, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

LIVE OAK CRESTVIEW CLIMATE ACQUISITION CORP.

By:	/s/ Gary Wunderlich
Name:	Gary Wunderlich
Title:	President

Enclosures

cc:	Sarah K. Morgan, Vinson & Elkins L.L.P.

Scott D. Rubinsky, Vinson & Elkins L.L.P.

Joel L. Rubinstein, White & Case LLP

Elliott M. Smith, White & Case LLP